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                            May 25, 2021

       Jeff Ross
       Chief Executive Officer
       Miromatrix Medical Inc.
       10399 West 70th Street
       Eden Prairie, MN 55344

                                                        Re: Miromatrix Medical
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 6,
2021
                                                            CIK No. 0001527096

       Dear Mr. Ross:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Business
       Overview of the Decellularization and Recellularization Processes, page
79

   1. We note your response to prior comment 13. Please revise your disclosure in the second paragraph on page 80 to
reference whether the studies described in your disclosure were conducted using human
organ matrices or animal organ matrices.
 Jeff Ross
Miromatrix Medical Inc.
May 25, 2021
Page 2
Pursuing an Efficient Regulatory Pathway, page 83

2. We note your revised disclosure in response to prior comment 7. Please revise to indicate whether you have received feedback from FDA staff or other regulators concerning the classification and regulatory pathway. To the extent that you have not received feedback from regulators, please revise your disclosure on page 3 to clarify this point.
       You may contact Nudrat Salik at 202-551-3692 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameJeff Ross
                                                          Division of
Corporation Finance
Comapany NameMiromatrix Medical Inc.
                                                          Office of Life
Sciences
May 25, 2021 Page 2
cc:       Jonathan Zimmerman
FirstName LastName